# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freight Technologies, Inc., CIK 0001687542
CUSIP: G51413170
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 2001 Timberloch Place, Suite 500, The Woodlands, New York (NY), 77380
Date of event which requires filing of this statement: 10/18/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-021329
Filed by CIK 0001820490

## Reporting persons
- Freight Opportunities LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 168,732; sole dispositive power 0; shared dispositive power 168,732; aggregate amount beneficially owned 168,732 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Opportunities Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 168,732; sole dispositive power 0; shared dispositive power 168,732; aggregate amount beneficially owned 168,732 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Freight Opportunities II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 168,732; sole dispositive power 0; shared dispositive power 168,732; aggregate amount beneficially owned 168,732 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Trumpcoin Ventures II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 168,732; sole dispositive power 0; shared dispositive power 168,732; aggregate amount beneficially owned 168,732 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Opportunities Master Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 168,732; sole dispositive power 0; shared dispositive power 168,732; aggregate amount beneficially owned 168,732 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 168,732; sole dispositive power 0; shared dispositive power 168,732; aggregate amount beneficially owned 168,732 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 168,732; sole dispositive power 0; shared dispositive power 168,732; aggregate amount beneficially owned 168,732 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 168,732; sole dispositive power 0; shared dispositive power 168,732; aggregate amount beneficially owned 168,732 (9.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Freight Technologies, Inc.
Address of issuer's principal executive offices:
2001 Timberloch Place, Suite 500
The Woodlands, New York 77380

## Item 2. Person Filing
Name of person filing:
Freight Opportunities LLC*
ATW Opportunities Master Fund, L.P.*
Freight Opportunities II LLC*
Trumpcoin Ventures II LLC*
ATW Opportunities Master Fund II, LP*
ATW Partners Opportunities Management, LLC*
Kerry Propper*
Antonio Ruiz-Gimenez*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
Freight Opportunities LLC - Delaware
ATW Opportunities Master Fund, L.P. - Delaware
Freight Opportunities II LLC - Delaware
Trumpcoin Ventures II LLC - Delaware
ATW Opportunities Master Fund II, LP - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 4. Ownership
Amount beneficially owned:
Freight Opportunities LLC - 168,732*
ATW Opportunities Master Fund, L.P. - 168,732*
Freight Opportunities II LLC - 168,732*
Trumpcoin Ventures II LLC - 168,732*
ATW Opportunities Master Fund II, LP - 168,732*
ATW Partners Opportunities Management, LLC - 168,732*
Kerry Propper - 168,732*
Antonio Ruiz-Gimenez - 168,732*

*The Ordinary Shares (the "Shares") reported herein represents 16,099 Shares (on a post-split basis, giving effect to the Reverse Split described below) held by Freight Opportunities LLC ("Freight Opps") as of the date which requires the filing of this statement and the approximate amount of Shares that Freight Opps, Freight Opportunities II LLC ("Freight Opps II"), and Trumpcoin Ventures II LLC ("Trumpcoin," and collectively with Freight Opps and Freight Opps II, the "Holding Companies") have the right to acquire within sixty (60) days through the conversion of convertible notes, Series B Preferred Shares, and/or Common Share Rights issued by Freight Technologies, Inc. (the "Issuer"). Freight Opps is wholly owned by the private fund, ATW Opportunities Master Fund, L.P. ("ATW Opps Fund"). Freight Opps II and Trumpcoin are wholly owned by ATW Opportunities Master Fund II, LP ("ATW Opps Fund II" and together with ATW Opps Fund, the "Funds"). ATW Partners Opportunities Management, LLC (the "Adviser") serves as the investment manager to the Funds. Antonio Ruiz-Gimenez and Kerry Propper are control persons of the Adviser (the "Control Persons," and collectively with the Holding Companies, the Funds, and the Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Holding Companies. On October 19, 2026, the Issuer effected a one-for-ten reverse split of its Ordinary Shares (the "Reverse Split"). Although the event requiring the filing of this statement occurred on October 18, 2026, prior to the effectiveness of the Reverse Split, all share amounts and percentages reported herein have been adjusted to give effect to the Reverse Split.

Each of the Holding Companies' convertible notes, Series B Preferred Shares, and/or Common Share Rights are subject to a blocker which prevents the Holding Companies from converting their respective convertible notes, Series B Preferred Shares, and/or Common Share Rights into Shares to the extent that, upon such conversion, the Holding Companies, together with their affiliates would beneficially own in excess of 9.99% of the Shares issued and outstanding as a result of such conversion (the "Blocker").

As such, the percent of class reported herein gives effect to the Blocker and is based on 1,681,420 Shares issued and outstanding, which reflects the Issuer's Shares outstanding immediately following the Reverse Split, as reported in the Issuer's Form 6-K filed on October 15, 2026, plus the approximate total number of Shares that the Reporting Persons have the right to acquire upon the conversion of their respective convertible notes, Series B Preferred Shares, and/or Common Share Rights, subject to the Blocker in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

This Schedule 13G shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
Freight Opportunities LLC - 9.9%
ATW Opportunities Master Fund, L.P. - 9.9%
Freight Opportunities II LLC - 9.9%
Trumpcoin Ventures II LLC - 9.9%
ATW Opportunities Master Fund II, LP - 9.9%
ATW Partners Opportunities Management, LLC - 9.9%
Kerry Propper - 9.9%
Antonio Ruiz-Gimenez - 9.9%
Sole power to vote or to direct the vote:
Freight Opportunities LLC - 0
ATW Opportunities Master Fund, L.P. - 0
Freight Opportunities II LLC - 0
Trumpcoin Ventures II LLC - 0
ATW Opportunities Master Fund II, LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
Freight Opportunities LLC - 168,732*
ATW Opportunities Master Fund, L.P. - 168,732*
Freight Opportunities II LLC - 168,732*
Trumpcoin Ventures II LLC - 168,732*
ATW Opportunities Master Fund II, LP - 168,732*
ATW Partners Opportunities Management, LLC - 168,732*
Kerry Propper - 168,732*
Antonio Ruiz-Gimenez - 168,732*
Sole power to dispose or to direct the disposition:
Freight Opportunities LLC - 0
ATW Opportunities Master Fund, L.P. - 0
Freight Opportunities II LLC - 0
Trumpcoin Ventures II LLC - 0
ATW Opportunities Master Fund II, LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
Freight Opportunities LLC - 168,732*
ATW Opportunities Master Fund, L.P. - 168,732*
Freight Opportunities II LLC - 168,732*
Trumpcoin Ventures II LLC - 168,732*
ATW Opportunities Master Fund II, LP - 168,732*
ATW Partners Opportunities Management, LLC - 168,732*
Kerry Propper - 168,732*
Antonio Ruiz-Gimenez - 168,732*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Freight Opportunities LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (10/23/2026)
- ATW Opportunities Master Fund, L.P.: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (10/23/2026)
- Freight Opportunities II LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (10/23/2026)
- Trumpcoin Ventures II LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (10/23/2026)
- ATW Opportunities Master Fund II, LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (10/23/2026)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (10/23/2026)
- Kerry Propper: /s/ Kerry Propper, Individually (10/23/2026)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (10/23/2026)